                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13D-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (AMENDMENT NO. 2)

                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    847246105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric Weissmann
                              PCD Investments, LLC
                          1871 Folsom Street, Suite 106
                             Boulder, Colorado 80302
                                  303-526-7636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 21, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


-------------

         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 2 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PCD INVESTMENTS, LLC          I.D. NO. 84-1607522
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO, UNITED STATES
--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER                      1,614,009
      SHARES           ---------------------------------------------------------
   BENEFICIALLY           8     SHARED VOTING POWER                            0
     OWNED BY          ---------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER                 1,614,009
     REPORTING         ---------------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER                       0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,614,009
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.0%
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 3 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GARY M. JACOBS
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER                              0
      SHARES           ---------------------------------------------------------
   BENEFICIALLY           8     SHARED VOTING POWER                    1,614,009
     OWNED BY          ---------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER                         0
     REPORTING         ---------------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER               1,614,009
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,614,009
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.0%
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 4 of 9 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ERIC A. WEISSMANN
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER                              0
      SHARES           ---------------------------------------------------------
   BENEFICIALLY           8     SHARED VOTING POWER                    1,614,009
     OWNED BY          ---------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER                         0
     REPORTING         ---------------------------------------------------------
    PERSON WITH          10     SHARED DISPOSITIVE POWER               1,614,009
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,614,009
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.0%
--------------------------------------------------------------------------------

   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 5 of 9 Pages
-------------------                                            -----------------


ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Amendment No. 1 to the joint statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of PlanetCAD Inc. (the "Issuer"), a Delaware corporation with its principal executive offices at 2520 55th Street, Suite 200, Boulder, Colorado 80301.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) PCD Investments, LLC ("PCD Investments") as the direct beneficial owner of the Common Stock, (ii) Gary M. Jacobs ("Jacobs") as a managing director of, and owner of equity interests in, PCD Investments and (iii) Eric A. Weissmann ("Weissmann") as a managing director of, and owner of equity interests in, PCD Investments. Weissmann and Jacobs collectively own 100% of the equity interests of PCD Investments. Jacobs, Weissmann and PCD Investments are collectively referred to as the "Reporting Persons".

         (b) The business address of the Reporting Persons is 1871 Folsom Street, Suite 106, Boulder, Colorado 80302.

         (c) PCD Investments principal business is participating in investment activities. Jacobs is a managing director of PCD Investments, 1871 Folsom Street, Suite 106, Boulder, Colorado 80302. Weissmann is a managing director and the president of PCD Investments, 1871 Folsom Street, Suite 106, Boulder, Colorado 80302. In addition to these activities, Weissmann and Jacobs also conduct other independent business activities.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f) PCD Investments is a Colorado limited liability company. Jacobs and Weissmann are both citizens of the United States of America.

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 6 of 9 Pages
-------------------                                            -----------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used in acquiring the shares of Common Stock was working capital of PCD Investments.

ITEM 4.  PURPOSE OF TRANSACTION.

         The primary purpose of PCD Investments' acquisition of shares of Common Stock was as a strategic financial investment. PCD Investments currently intends to continue to acquire shares of Common Stock either through public or private transactions to increase its holdings in the Issuer. However, depending upon PCD Investments' decisions as to future strategic decisions and upon the Issuer's future development, PCD Investments may from time to time discontinue purchasing or sell shares of Common Stock. In addition, in conjunction with its holdings of Common Stock, PCD Investments may from time to time hold, and has in the past held, discussions with management, directors, shareholders and other interested parties on the Issuer's future strategy and direction. In addition, PCD Investments may take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. PCD Investments may also initiate or actively participate in any efforts to bring about such changes. Any such discussions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         On December 4, 2001, PCD Investments presented an offer to the board of directors of the Issuer to acquire all of the shares of stock of the Issuer at a purchase price of $0.24 per share. A copy of PCD Investments' offer letter is attached to this filing as Exhibit 2. This offer was rejected by the Issuer's board of directors. PCD Investments has requested that the Issuer retain a financial advisor to review various aspects of the Issuer's business, including evaluating PCD Investments' offer to purchase all of the shares of stock of the Issuer. The Issuer has indicated that it may take steps to protect stockholder's interests. In the event PCD Investments feels that any such steps, if taken, would not protect but would harm stockholder's interests, PCD Investments may oppose such steps or changes. On December 7, 2001, PCD Investments sent a letter to the Issuer responding to its rejection of PCD Investments' offer. A copy of such letter is attached to this filing as Exhibit 3. As part of PCD Investments offer, or in response to the Issuer's steps to allegedly protect stockholder's interests, PCD Investments may take or support an action relating to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

         Except as described in this Item 4, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of
Schedule 13D, though as a significant stockholder of the Issuer, the Reporting Persons may, from time to time, consider one or more of such actions.

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 7 of 9 Pages
-------------------                                            -----------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) PCD Investments is the direct beneficial owner of 1,614,009 shares of Common Stock, representing approximately 12.99% of the voting power of the outstanding Common Stock based upon 12,427,696 shares of Common Stock outstanding as of November 12, 2001, as set forth in the Issuer's 10-QSB filed on November 14, 2001. By virtue of the relationships described under Item 2 of this Statement, Jacobs and Weissmann may be deemed to share indirect beneficial ownership of the shares of Common Stock directly owned by PCD Investments.

         (b) PCD Investments has the power to vote or direct the vote, and the power to dispose or direct the disposition, of 1,614,009 shares of Common Stock. By virtue of the relationships described in Item 2, Jacobs and Weissmann may be deemed to have the indirect power to vote or direct the vote, and the power to dispose of or direct the disposition, of the shares of Common Stock held by PCD Investments.

         (c) The following transactions in the Issuer's securities have occurred within the last sixty days by PCD Investments, all of which purchases were effected on the American Stock Exchange except for the December 5th purchase of 390,409 shares, which was a privately-negotiated transaction:

         Date                       Amount of Shares          Approximate Price Per Share ($)
         ----                       ----------------          -------------------------------
         11/07/2001                      30,000                            0.14
         11/07/2001*                     25,000                            0.14
         11/07/2001*                      5,000                            0.14
         11/07/2001*                      5,000                            0.14
         11/07/2001*                      5,000                            0.14
         11/07/2001*                      5,000                            0.14
         11/07/2001*                      5,000                            0.13
         11/07/2001*                      3,700                            0.13
         11/08/2001                      25,000                            0.15
         11/08/2001*                      3,000                            0.15
         11/08/2001*                        300                            0.15
         11/09/2001                      15,000                            0.1627
         11/19/2001                       3,000                            0.16
         11/19/2001*                      5,000                            0.16
         11/19/2001*                      5,000                            0.16
         11/20/2001                      22,000                            0.16
         11/21/2001                      19,400                            0.16

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 8 of 9 Pages
-------------------                                            -----------------


         Date                       Amount of Shares          Approximate Price Per Share ($)
         ----                       ----------------          -------------------------------
         11/26/2001                      10,600                            0.16
         11/26/2001*                      5,000                            0.16
         11/27/2001                       9,000                            0.16
         11/28/2001                      50,000                            0.16
         11/28/2001                       2,600                            0.14
         11/30/2001                      23,000                            0.16
         12/03/2001                       2,500                            0.16
         12/04/2001                       3,200                            0.16
         12/05/2001                     390,409                            0.1793
         12/05/2001                      15,500                            0.16
         12/12/2001                      16,000                            0.16
         12/13/2001                       8,000                            0.16
         12/14/2001                      16,800                            0.16
         12/19/2001                         900                            0.15
         12/20/2001                      70,000                            0.16
         12/20/2001                         300                            0.15
         12/21/2001                      30,000                            0.16
         12/21/2001                       5,400                            0.16
         12/21/2001                      25,000                            0.17
         12/24/2001                      19,600                            0.16
         12/24/2001                       2,000                            0.15
         12/27/2001                      70,000                            0.155
         12/27/2001                      30,000                            0.15
         12/31/2001                      38,800                            0.17
         12/31/2001                      20,000                            0.17
         1/2/2002                        50,000                            0.18
         1/3/2002                        10,000                            0.18


*These purchases were originally made by Weissmann on behalf of PCD Investments.

         (d) No one other than PCD Investments is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As set forth in Item 5, Weissmann made certain purchases of Common Stock on behalf of PCD Investments. Currently, other than his relationship with PCD Investments as set forth in Item 2 , Weissmann has no arrangements, understandings or relationships with respect to such Common Stock.

         Other than as set forth above, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or operating arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

         Exhibit 2 Letter to the Issuer's Board of Directors from PCD Investments dated December 4, 2001 relating to proposed acquisition of outstanding shares of the Issuer.

         Exhibit 3 Letter to the Issuer from PCD Investments dated December 7, 2001.

-------------------                                            -----------------
CUSIP No. 847246105                   13D                      Page 9 of 9 Pages
-------------------                                            -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date: January 3, 2002

                                            PCD INVESTMENTS, LLC


                                            By: /s/ Eric A. Weissmann
                                               ---------------------------------
                                               Eric A. Weissmann, President


                                            /s/ Gary M. Jacobs
                                            ------------------------------------
                                            Gary M. Jacobs


                                            /s/ Eric A. Weissmann
                                            ------------------------------------
                                            Eric A. Weissmann

                                 EXHIBIT INDEX

Exhibit No.                Description
-----------                -----------
     1         Agreement of the Reporting Persons to the filing of
               this Statement on behalf of each of them.

     2         Letter to the Issuer's Board of Directors from PCD
               Investments dated December 4, 2001 relating to proposed acquisition of outstanding shares of the Issuer.

     3         Letter to the Issuer from PCD Investments dated
               December 7, 2001.